UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

OpenTable, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

68372A104

(CUSIP Number)

Peter Millones

Executive Vice President, General Counsel and Corporate Secretary

The Priceline Group Inc.

800 Connecticut Avenue

Norwalk, Connecticut 06854

(203) 299-8000

with a copy to:

Keith A. Pagnani, Esq.

Brian E. Hamilton, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 12, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68372A104

1	Names of Reporting Persons The Priceline Group Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,240,974*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,240,974*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.1%*

14	Type of Reporting Person (See Instructions) CO

* Beneficial ownership of the common stock of OpenTable, Inc. is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (as defined below) that it is the beneficial owner of any shares of OpenTable, Inc. common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The percentage calculation is based on 23,677,982 shares of OpenTable, Inc. common stock outstanding as of June 19, 2014 (as provided by OpenTable, Inc.) and 839,811 shares of OpenTable, Inc. common stock underlying stock options that are held by the Supporting Stockholders (as defined below) that are exercisable as of June 19, 2014 or will become exercisable within 60 days thereafter.

CUSIP No. 68372A104

1	Names of Reporting Persons Rhombus, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,240,974*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,240,974*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.1%*

14	Type of Reporting Person (See Instructions) CO

* Beneficial ownership of the common stock of OpenTable, Inc. is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (as defined below) that it is the beneficial owner of any shares of OpenTable, Inc. common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The percentage calculation is based on 23,677,982 shares of OpenTable, Inc. common stock outstanding as of June 19, 2014 (as provided by OpenTable, Inc.) and 839,811 shares of OpenTable, Inc. common stock underlying stock options that are held by the Supporting Stockholders (as defined below) that are exercisable as of June 19, 2014 or will become exercisable within 60 days thereafter.

Item 1.                                                         Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 (the “Shares”), of OpenTable, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is One Montgomery Street, 7th Floor, San Francisco, California 94104.

Item 2.                                                         Identity and Background.

This Schedule 13D is being filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by The Priceline Group Inc., a Delaware corporation (“Priceline”), and Rhombus, Inc. a Delaware corporation and a wholly owned subsidiary of Priceline (“Acquisition Sub”, and together with Priceline, the “Reporting Persons”). The address of the principal business and the principal office of each of the Reporting Persons is 800 Connecticut Avenue, Norwalk, Connecticut 06854.

Priceline is a leading online travel company that connects consumers wishing to make travel reservations with providers of travel services around the world. Priceline offers consumers accommodation reservations (including hotels, bed and breakfasts, hostels, apartments, vacation rentals (including “aparthotels,” which are apartments with a front desk and cleaning service) and other properties) through its Booking.com, priceline.com, and agoda.com brands. In the United States, Priceline also offers consumers reservations for rental cars, airline tickets, vacation packages and cruises through its priceline.com brand. Priceline offers rental car reservations worldwide through rentalcars.com, and allows consumers to compare airline ticket, hotel reservation and rental car reservation information from hundreds of travel websites at once through KAYAK’s websites and mobile apps. Acquisition Sub has not conducted any business and has minimal assets and liabilities other than the contractual rights and obligations as set forth in the Merger Agreement (as defined below).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Persons is set forth on Schedule A.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                                         Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to purchase all of the outstanding Shares pursuant to the Offer (as defined below) and the Merger (as defined below) and to pay related fees and expenses is approximately $2.52 billion. Priceline will provide Acquisition Sub with sufficient funds to purchase all Shares validly tendered in the Offer and will provide funding for the acquisition of the remaining Shares in the Merger. Priceline expects to fund such cash requirements for these payments from Priceline’s available cash on hand and borrowings under its existing revolving credit facility pursuant to the Credit Agreement, dated as of October 28, 2011, among Priceline, the lenders from time to time party thereto, RBS Citizens, N.A., as documentation agent, Bank of America, N.A. and Wells Fargo Bank, National Association, as co-syndication agents and JPMorgan Chase Bank, N.A., as administrative agent, which is filed as Exhibit 10.1 hereto and which is incorporated herein by reference.

Item 4.                                                         Purpose of Transaction.

On June 12, 2014, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, Priceline, and Acquisition Sub. Pursuant to the Merger Agreement, Acquisition Sub will commence an offer (the “Offer”) to acquire all of the outstanding Shares, for $103.00 per share, net to the seller in cash, without interest (the “Offer Price”).

The obligation of Acquisition Sub to consummate the Offer is conditioned upon: (i) there being validly tendered and not validly withdrawn prior to the date on which the Offer expires (the “Expiration Date”) (not including any Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered prior to the Expiration Date) that number of Shares that would represent one Share more than one-half (1/2) of the sum of (a) all Shares then outstanding and (b) all Shares that the Issuer may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or issuable upon the exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares or other rights to acquire or be issued Shares (including all then outstanding options, restricted stock units and other equity-based awards denominated in Shares that were granted pursuant to the Issuer’s Amended and Restated 2009 Equity Incentive Award Plan, the Issuer’s 1999 Stock Plan, as amended, and the UK Sub-Plan of the Issuer’s 1999 Stock Plan), regardless of the conversion or exercise price or other terms and conditions thereof; (ii) any applicable waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder, having expired or been terminated; and (iii) other customary conditions.

Subject to the provisions of the Merger Agreement, as soon as practicable following the consummation of the Offer,  Priceline, Acquisition Sub and the Issuer will cause the merger of Acquisition Sub with and into the Issuer (the “Merger”) to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (“DGCL”). The Merger will become effective upon the filing of the Certificate of Merger or at such later time as Priceline and the Issuer agree in writing and specify in the Certificate of Merger, at which time the Issuer will become the surviving corporation and a wholly owned subsidiary of Priceline. At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Priceline or Acquisition Sub and Shares held in treasury of the Issuer or by any of its wholly owned subsidiaries, which Shares will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

Concurrently with entering into the Merger Agreement, Priceline and Acquisition Sub entered into Tender Support Agreements, dated June 12, 2014 (the “Tender Support Agreements”) with each of the directors and executive officers of the Issuer (the “Supporting Stockholders”). Based upon information provided by the Issuer and the Supporting Stockholders, excluding options to purchase Shares, the Supporting Stockholders beneficially owned, in the aggregate, 401,163 Shares (representing approximately 1.7% of all outstanding Shares) as of June 19, 2014.  Including options to purchase Shares exercisable as of June 19, 2014 or becoming exercisable within 60 days thereafter, the Supporting Stockholders beneficially owned, in the aggregate, 1,240,974 Shares (representing approximately 5.1% of all outstanding Shares after giving effect to the exercise of such options) as of June 19, 2014, based upon information provided by the Issuer and the Supporting Stockholders.

The Tender Support Agreements provide that each Supporting Stockholder will validly tender (or cause to be tendered) into the Offer its Subject Shares (as defined below) pursuant to the terms of the Offer as promptly as practicable, but no later than the tenth business day following commencement of the Offer. The term “Subject Shares” means, with respect to each Supporting Stockholder, any and all Shares of which such Supporting Stockholder is the holder and any additional Shares that are issued to or otherwise acquired by such Supporting Stockholder, or of which such Supporting Stockholder becomes the record or beneficial owner, prior to the termination of the Tender Support Agreements. The Tender Support Agreements terminate upon the earlier to occur of (i) the date upon which the Merger Agreement is validly terminated and (ii) the Effective Time. The Tender Support Agreements also provide that the Supporting Stockholders will not, subject to certain exceptions, withdraw the Subject Shares once tendered, or, subject to certain exceptions, transfer the Subject Shares. In addition, each Supporting Stockholder agrees, in the event there is any such vote of the Issuer’s stockholders, to vote (or cause to be voted) its Subject Shares: (i) in favor of (a) adoption of the Merger Agreement, (b) in the event there are not sufficient votes for the adoption of the Merger Agreement at any meeting of the Issuer’s stockholders, approval of any proposal to adjourn or postpone such meeting to a later date, or (c) any other matter necessary for consummation of the transactions contemplated by the Merger Agreement, which is considered at any such meeting of the Issuer’s stockholders; and (ii) against (a) any action or agreement which would in any material respect, or is intended to, impede, interfere with or prevent the Offer or the Merger, (b) any competing acquisition proposal involving the Issuer or its subsidiaries, (c) any amendment of the Issuer’s certificate of incorporation or bylaws or (d) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of such Supporting Stockholder under the Tender Support Agreements. The Reporting Persons have not expended any funds in connection with the execution of the Tender Support Agreements. In furtherance of the Supporting Stockholders’ covenants under the Tender Support Agreements, the Supporting Stockholders have irrevocably appointed Priceline as attorney-in-fact and proxy to attend all meetings of the Issuer’s stockholders and to vote the Subject Shares in accordance with the Tender Support Agreements.

The purpose of the Offer is to acquire control of, and ultimately following the Merger, the entire equity interest in, the Issuer while allowing the Issuer’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares into the Offer. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, Priceline, Acquisition Sub and the Issuer have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable without a meeting of stockholders of the Issuer in accordance with Section 251(h) of the DGCL after consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement. At the Effective Time, until thereafter amended in accordance with the DGCL and as provided in such certificate of incorporation or bylaws, (i) Acquisition Sub’s certificate of incorporation in effect immediately prior to the Effective Time will be the certificate of incorporation of the surviving corporation, except that the name of the corporation set forth therein will be changed to the name of the Issuer, and (ii) Acquisition Sub’s bylaws in effect immediately prior to the Effective Time will be the bylaws of the surviving corporation, except that the name of the corporation set forth therein will be changed to the name of the Issuer.  The Merger Agreement provides that, upon request of Priceline, the Issuer will promptly take all actions necessary to effect the appointment of Priceline’s designees as directors of the Issuer at any time after the time Acquisition Sub accepts for payment Shares tendered in the Offer. The Merger Agreement also provides that, from and after the Effective Time, until successors are duly elected and qualified in accordance with the certificate of incorporation and bylaws of the surviving corporation, (x) the officers of the Issuer immediately prior to the Effective Time will be the officers of the surviving corporation and (y) unless otherwise determined by Priceline prior to the Effective Time, the directors of Acquisition Sub immediately prior to the Effective Time will be the directors of the surviving corporation.  Following the Merger, the Shares will no longer be publicly traded, and the Issuer will be delisted from the NASDAQ and deregistered under the Exchange Act.

Except as set forth in this Schedule 13D and in connection with the Offer, the Merger and the Tender Support Agreements described above, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing description of the (i) Merger Agreement and the transactions contemplated thereby and (ii) the Tender Support Agreements and the transactions contemplated thereby, in each case, do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto and which is incorporated herein by reference, and to the Form of Tender Support Agreement, which is filed as Exhibit 2.2 hereto and which is incorporated herein by reference.

The Offer has not yet commenced, and this Schedule 13D is neither an offer to purchase nor a solicitation of an offer to sell any Shares or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Priceline and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by the Issuer. The offer to purchase Shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Priceline and Acquisition Sub and the Solicitation/Recommendation Statement will be filed with the SEC by the Issuer. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

Item 5.                                                         Interest in Securities of the Issuer.

(a), (b) Other than those Subject Shares that may be deemed to be beneficially owned by operation of the Tender Support Agreements, the Reporting Persons do not beneficially own any Shares. As a result of the Tender Support Agreements, the Reporting Persons may be deemed to possess shared voting power to vote up to 1,240,974 Shares for or against certain matters described in Item 4 above, and thus, each Reporting Person may be deemed to be the beneficial owner of up to 1,240,974 Shares. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 5.1% of the issued and outstanding Shares as of June 19, 2014 (after giving effect to the exercise of options to purchase 839,811 Shares held by the Supporting Stockholders exercisable as of June 19, 2014 or becoming exercisable within 60 days thereafter)  based upon information provided by the Issuer and the Supporting Stockholders.

The Reporting Persons are not entitled to any rights as stockholders of the Issuer as to the Subject Shares, except as otherwise expressly provided in the Tender Support Agreements. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Exchange Act, the beneficial owners of the Subject Shares. Except as set forth herein, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule A hereto beneficially own any Shares.

(c) Except for the Merger Agreement and the Tender Support Agreements, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) Other than the Supporting Stockholders, to the best knowledge of the Reporting Persons, none of the Reporting Persons nor any of their respective executive officers and directors named in Schedule A has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.                                                         Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the Merger Agreement and the Tender Support Agreements, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 2.1

Agreement and Plan of Merger, dated as of June 12, 2014, by and among the Issuer, Priceline and Acquisition Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Priceline with the SEC on June 13, 2014).

Exhibit 2.2

Form of Tender Support Agreement, dated June 12, 2014, by and among Priceline, Acquisition Sub and the individual set forth on Schedule A thereto (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 13, 2014).

Exhibit 10.1

Credit Agreement, dated as of October 28, 2011, among Priceline, the lenders from time to time party thereto, RBS Citizens, N.A., as Documentation Agent, Bank of America, N.A. and Wells Fargo Bank, National Association, as Co-Syndication Agents and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2011 filed by Priceline with the SEC on November 7, 2011).

Exhibit 99.1	Joint Filing Agreement, dated as of June 23, 2014, by and between Priceline and Acquisition Sub.

SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2014

THE PRICELINE GROUP INC.

/s/ Glenn D. Fogel
Name: Glenn D. Fogel
Title: Executive Vice President

RHOMBUS, INC.

/s/ Glenn D. Fogel
Name: Glenn D. Fogel
Title: President

Schedule A

1.                                      The Priceline Group Inc.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Priceline are set forth below. If no business address is given, the director or executive officer is using Priceline’s business address as his or her business address: c/o The Priceline Group Inc., 800 Connecticut Avenue, Norwalk, Connecticut 06854. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Priceline. Each director and executive officer of Priceline is a citizen of the United States of America, except that Jan L. Docter is a citizen of The Netherlands.

Name	Position

Timothy M. Armstrong	Director; Chairman and Chief Executive Officer, AOL Inc.
Howard W. Barker, Jr.	Director; Director, Chiquita Brands International, Inc.
Jeffery H. Boyd	Director and Chairman
Jan L. Docter	Director; Business Consultant, self-employed
Jeffrey E. Epstein	Director; Director, Global Eagle Entertainment Inc.; Director, Shutterstock, Inc.; Operating Partner, Bessemer Venture Partners; Senior Adviser, Oak Hill Capital Partners
James M. Guyette	Director; Chairman, President and Chief Executive Officer, Rolls-Royce North America, Inc.; Director, Rolls-Royce plc; Chairman of the Board and Director, PrivateBancorp Inc.
Darren R. Huston	Director, President and Chief Executive Officer; Chief Executive Officer, Booking.com; Director, DeVry Education Group Inc.; Corporate Vice President, Consumer & Online, Microsoft Corporation
Nancy B. Peretsman	Director; Managing Director, Allen & Company LLC
Thomas E. Rothman	Director; Chairman, TriStar Productions
Craig W. Rydin	Director; Operating Partner, LNK Partners; Director, Au Bon Pain; Director, Philips-Van Heusen
Daniel J. Finnegan	Senior Vice President, Chief Financial Officer and Chief Accounting Officer
Glenn D. Fogel	Head of Worldwide Strategy and Planning and Executive Vice President of Corporate Development
Peter J. Millones	Executive Vice President, General Counsel and Corporate Secretary
Christopher L. Soder	Chief Executive Officer, priceline.com; President, North American Travel, priceline.com

2.                                      Rhombus, Inc.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Acquisition Sub are set forth below. If no business address is given, the director or executive officer is using Priceline’s business address as his or her business address: c/o The Priceline Group Inc., 800 Connecticut Avenue, Norwalk, Connecticut 06854.  Each director and executive officer of Acquisition Sub is a citizen of the United States of America.

Name	Position

Glenn D. Fogel	President and Director, Rhombus, Inc.; Head of Worldwide Strategy and Planning and Executive Vice President of Corporate Development, Priceline
Daniel J. Finnegan	Treasurer, Rhombus, Inc.; Senior Vice President, Chief Financial Officer and Chief Accounting Officer, Priceline
Peter J. Millones	Secretary, Rhombus, Inc.; Executive Vice President, General Counsel and Corporate Secretary, Priceline

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of OpenTable, Inc., and that this agreement be included as an Exhibit 99.1 to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

IN WITNESS THEREOF, each of the undersigned, being duly authorized, hereby executes this Joint Filing Agreement this 23rd day of June, 2014.

THE PRICELINE GROUP INC.

/s/ Glenn D. Fogel
Name: Glenn D. Fogel
Title: Executive Vice President

RHOMBUS, INC.

/s/ Glenn D. Fogel
Name: Glenn D. Fogel
Title: President